SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2008

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Gomes de Carvalho 1,629
Vila Olímpia
05457-006 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Quarterly Information

GOL Linhas Aéreas Inteligentes S.A.

March 31, 2008

GOL LINHAS AÉREAS INTELIGENTES S.A.

QUARTERLY INFORMATION

March 31, 2008

SPECIAL REVIEW REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Gol Linhas Aéreas Inteligentes S.A.
São Paulo – SP

1. We have performed a special review of the Quarterly Information - ITR of Gol Linhas Aéreas Inteligentes S.A. and subsidiaries (parent company and consolidated) for the quarter ended March 31, 2008, comprising their balance sheet and the respective statements of income and cash flows, the performance report and accompanying notes. These financial statements are the responsibility of the Company’s management.

2. We conducted our review in accordance with the specific rules established by IBRACON – Brazilian Institute of Independent Auditors, coupled with the Federal Accounting Council, consisting mainly of: (a) inquiry and discussion with the managers in charge of the Company’s accounting, financial and operating areas in relation to the main criteria adopted in the preparation of the Quarterly Information; and (b) review of information and subsequent events which have or may have relevant effects on the financial position and operations of the Company and its subsidiaries.

3. Based on our special review, we are not aware of any material modifications that should be made to the Quarterly Information referred to above for them to be in conformity with the rules issued by the Brazilian Securities and Exchange Commission, specifically applicable to the preparation of the Quarterly Information, including the Notice to the Market dated January 14, 2008.

4. As mentioned in Note 2, on December 28, 2007, Law No. 11638 was enacted, becoming effective on and after January 1, 2008. This Law amends and revokes Law No. 6404 (Corporation Law), introduces new provisions thereto, and shall require changes in accounting practices adopted in Brazil. Although this Law has already become effective, the main changes introduced by it depend on specific regulation to be set by relevant regulators to be fully adopted by the companies. Accordingly, in this phase of transition, CVM, through Notice to the Market dated January 14, 2008, allowed non-adoption of the provisions of Law No. 11638/07 in the preparation of the Quarterly Information - ITR. Thus, the accounting information contained in the Quarterly Information - ITR for the quarter ended March 31, 2008, were prepared in accordance with specific instructions issued by the CVM, and do not include the changes in accounting practices introduced by Law No. 11638/07.

5. The accounting practices adopted in Brazil differ, in certain material, from US generally accepted accounting principles (USGAAP). The information on the nature and the effect of these differences is presented in Note 2 to the Quarterly Information.

São Paulo, April 25, 2008.

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-6

Maria Helena Pettersson
Accountant CRC 1SP119891/O-0

GOL LINHAS AÉREAS INTELIGENTES S.A.

BALANCE SHEETS (NOT AUDITED)
March 31, 2008 and December 31, 2007
(In thousands of reais)

		Parent Company		Consolidated

	Note	03.31.2008	12.31.2007	03.31.2008	12.31.2007

Assets
Current assets
Cash and cash equivalents		129,272	98,656	637,734	916,164
Short-term investments	3	128,248	169,485	404,197	516,637
Accounts receivable	4	-	-	354,289	916,133
Inventories	5	-	-	211,190	215,777
Deferred taxes and carryforwards	6	33,849	36,139	71,302	65,247
Dividends receivable		164,117	138,049	-	-
Prepaid expenses		265	2,323	101,580	143,756
Credits with leasing companies		123,579	142,098	125,933	149,729
Other credits		3,926	30	59,487	144,484

Total current assets		583,256	586,780	1,965,712	3,067,927

Non-current assets
Long-term receivables
Escrow deposits		-	-	183,999	163,480
Deferred taxes	6	43,022	40,725	372,782	367,088
Credits with related companies	13	313,178	90,832	-	-
Other credits		762	740	10,531	5,601

Total long-term receivables		356,962	132,297	567,312	536,169

Permanent assets
Investments	7	1,385,290	1,784,827	981,501	884,847
Property, plant and equipment (including
advances for aircraft acquisition of
R$ 862.631 on March 31, 2008 and
R$ 695.538 on December 31, 2007)	8	422	-	1,467,164	1,251,423
Deferred charges		274	274	26,120	24,462

Total permanent assets		1,385,986	1,785,101	2,474,785	2,160,732

Total non-current assets		1,742,948	1,917,398	3,042,097	2,696,901

Total assets		2,326,204	2,504,178	5,007,809	5,764,828

		Parent Company		Consolidated

	Note	03.31.2008	12.31.2007	03.31.2008	12.31.2007

Liabilities
Current liabilities
Short-term borrowings	9	-	-	458,977	824,132
Suppliers		-	597	251,942	326,364
Operating leases payable		-	-	33,085	35,982
Payroll and related charges		-	-	165,794	163,437
Tax obligations		685	1,592	57,750	68,013
Landing fees and duties		-	-	88,864	84,319
Air traffic liability	10	-	-	292,441	472,860
Dividends and interest on
shareholders’ equity		36,964	75,610	36,964	75,610
Mileage program	11	-	-	47,610	50,080
Other obligations		967	561	65,553	91,727

Total current liabilities		38,616	78,360	1,498,980	2,192,524

Non-current liabilities
Long-term borrowings	9	-	-	1,045,209	1,066,102
Provision for contingencies	12	-	-	61,520	32,075
Accounts payable to related companies		-	7,926	-	-
Other obligations		7,627	6,900	122,139	63,135

Total non-current liabilities		7,627	14,826	1,228,868	1,161,312

Shareholders’ equity
Capital stock		1,363,946	1,363,946	1,363,946	1,363,946
Capital reserves		89,556	89,556	89,556	89,556
Income reserves		844,310	954,823	844,310	954,823
Monetary adjustment of capital		3,013	2,667	3,013	2,667
Treasury Stocks	2a e 14d	(20,864)	-	(20,864)	-

Total shareholders’ equity		2,279,961	2,410,992	2,279,961	2,410,992

Total liabilities and shareholders’ equity		2,326,204	2,504,178	5,007,809	5,764,828

See accompanying notes.

GOL LINHAS AÉREAS INTELIGENTES S.A.

STATEMENTS OF INCOME (UNAUDITED)
Periods ended March 31, 2008 and 2007
(In thousands of reais, except per share profit)

		Parent Company		Consolidated

	Note	03.31.2008	12.31.2007	03.31.2008	12.31.2007

Gross operating revenue
Passenger		-	-	1,555,003	1,012,121
Cargo		-	-	48,372	34,023
Others		-	-	65,373	34,372

		-	-	1,668,748	1,080,516
Income taxes and contributions		-	-	(59,739)	(39,244)

Net operating revenues		-	-	1,609,009	1,041,272

Cost of services rendered	16	-	-	(1,416,586)	(827,503)

Gross profit		-	-	192,423	213,769

Operating expenses (income)
Commercial expenses	16	-	-	(140,207)	(76,555)
Administrative expenses	16	(2,251)	(2,434)	(89,446)	(49,824)
Financial expenses	17	(67,993)	(18,145)	(165,498)	(69,452)
Financial income	17	53,387	39,159	186,505	103,960
Other income		-	-	-	133

		(16,857)	18,580	(208,646)	(91,738)

Results of equity pickup
Equity accounting		(56,996)	75,471	-	-

Income before income tax and social
contribution		(73,853)	94,051	(16,223)	122,031

Income tax and social contribution	6	(245)	(2,473)	(57,875)	(30,453)

Net income		(74,098)	91,578	(74,098)	91,578

Number of outstanding shares at the
balance sheet date		202,300,591	196,212,289	202,300,591	196,212,289

Earnings per share (R$)		(0.37)	0.47	(0.37)	0.47

See accompanying notes.

GOL LINHAS AÉREAS INTELIGENTES S.A.

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
March 31, 2008 and December 31, 2007
(In thousands of reais)

	Capital stock		Capital reserves		Income reserves

				Subsidiary’s
				special			Adjustments
	Subscribed	Unrealized	Tax	goodwill	Legal	Reinvestment	to asset	Retained	Treasury
	capital	capital	incentives	reserve	reserve	reserve	valuation	earnings	Stocks	Total

Balance at December 31, 2006	993,654	-	60,369	29,187	67,439	921,632	(4,322)	-	-	2,067,959

Capital increase on April 9, 2007	369,860	-	-	-	-	-	-	-	-	369,860
Capital increase by means of stock options exercised	432	-	-	-	-	-	-	-		432
Total comprehensive income, net of taxes	-	-	-	-	-	-	6,989	-		6,989
Net income for the year	-	-	-	-	-	-	-	268,527	-	268,527
Reversal of reinvestment reserve parcel	-	-	-	-	-	(47,674)	-	47,674	-	-
Proposed profit allocation:
Legal reserve	-	-	-	-	13,426	-	-	(13,426)	-	-
Dividends and interest on shareholders’ capital	-	-	-	-	-	-	-	(302,775)		(302,775)

Balance at December 31, 2007	1,363,946	-	60,369	29,187	80,865	873,958	2,667	-	-	2,410,992

Treasury stocks	-	-	-	-	-	-	-	-	(20,864)	(20,864)
Total comprehensive income, net of taxes	-	-	-	-	-	-	346	-	-	346
Net income (loss)
Reversal of reinvestment reserve parcel	-	-	-	-	-	-	-	(74,098)	-	(74,098)
Proposed profit allocation:
Dividends payable and interest on shareholders’ equity	-	-	-	-	-	-	-	(36,415)	-	(36,415)

Balance at March 31, 2008 (unaudited)	1,363,946	-	60,369	29,187	80,865	873,958	3,013	(110,513)	(20,864)	2,279,961

See accompanying notes.

GOL LINHAS AÉREAS INTELIGENTES S.A.

     CASH FLOW STATEMENTS
Periods ended March 31, 2008 and 2007
(In thousands of reais)

	Parent Company		Consolidated

	03.31.2008	03.31.2007	03.31.2008	03.31.2007

Net income for the period	(74,098)	91,578	(74,098)	91,578
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization	-	-	32,103	19,593
Allowance for doubtful accounts	-	-	6,821	3,117
Deferred income taxes	245	(2,473)	(2,185)	(1,823)
Equity accounting	56,996	(75,471)	-	-
Capitalized interest	-	-	-	(4,617)
Deferred Amortization	-	-	1,855	-
Investment amortization	-	-	1,992	-
Changes in operating assets and liabilities:
Receivables	-	-	555,023	10,772
Inventories	-	-	4,587	(48,097)
Prepaid expenses, taxes recoverable and other receivables	(9,661)	(9,660)	195,480	39,756
Credits with related companies	(230,272)	-	-	-
Suppliers	(597)	(185)	(74,422)	(18,028)
Air traffic liability	-	-	(180,419)	(91,384)
Smiles mileage program	-	-	(2,470)	-
Taxes payable	(907)	(31,686)	(10,263)	(39,774)
Payroll and related charges	-	-	2,357	16,635
Provision for contingencies	-	-	29,445	2,429
Dividends and interest on shareholders’ equity	(38,646)	29,576	(38,646)	29,576
Other liabilities	1,132	2,837	(24,528)	(25,351)

Net cash used in (generated by) operating activities	(295,808)	4,516	422,632	(15,618)

Investing activities:
Financial investments	41,237	127,115	112,441	26,579
Investments in permanent assets	342,541	(36,203)	(100,501)	53
Treasury shares	(20,864)	-	(20,864)	-
Deposits in guarantee	-	-	(20,520)	6,824
Property, plant and equipment acquisition includes
deposits for aircraft acquisition	(422)	-	(247,844)	(164,022)
Deferred	-	-	(1,658)	-

Net cash used in (generated by) investing activities	362,492	90,912	(278,946)	(130,566)

Financing activities:
Borrowings	-	-	(386,048)	493,933
Capital increase	-	215	-	215
Unrealized hedge result, net of taxes	346	8,302	346	8,302
Dividends paid	(36,414)	(73,716)	(36,414)	(73,716)

Net cash used in (generated by) financing activities	(36,068)	(65,199)	(422,116)	428,734

Net cash increase (decrease)	30,616	30,229	(278,430)	282,550
Cash and cash equivalents at the beginning of the period	98,656	136,332	916,164	699,990

Cash and cash equivalents at the end of the period	129,272	166,561	637,734	982,540

Transactions not affecting cash:
Additional information:
Interest paid for the period	-	-	54,084	27,024
Income tax and social contribution paid for the period	-	-	60,059	28,630

See accompanying notes.

1. Business Overview

Gol Linhas Aéreas Inteligentes S.A. (Company or GLAI) is the parent company of the Brazilian airline companies Gol Transportes Aéreos S.A. (GOL), a low-cost low-fare airline company and VRG Linhas Aéreas S.A. (VRG), differentiated regular air transportation services.

GOL is a low-cost low-fare airline, which provides regular and non-regular air transportation services among Brazilian cities and also for cities in Argentina, Bolivia, Paraguay, Uruguay, Chile and Peru. At March 31, 2008, GOL operated a 79-aircraft fleet (net of two in return), comprising 37 Boeing 737-800, 30 Boeing 737-700 and 10 Boeing 737-300. At March 31, 2008, the Company operated flights to 58 destinations, 50 of which in Brazil, 3 in Argentina, 1 in Bolivia, 1 in Paraguay, 1 in Uruguay, 1 in Chile, and 1 in Peru.

On April 9, 2007, the Company assumed the control of VRG Linhas Aéreas S.A. (VRG). VRG operates domestic and international flights under its own brand (VARIG) offering differentiated services and incorporating a high efficiency operational model with management best practices. On April 4, 2007, the acquisition was approved by the National Civil Aviation Agency (ANAC). The acquisition of VRG is conditioned upon approval by the Brazilian Antitrust Agency (CADE). At March 31, 2008 VRG operated a 35-aircraft fleet (net of four in return), comprised of 7 Boeing 737-800, 2 Boeing 737-700, 11 Boeing 737-300, and 11 Boeing 767-300. At March 31, 2008, the Company operated flights to 21 destinations, 14 of which in Brazil, 1 in Argentina, 1 in Colombia, 1 in Venezuela, 1 in France, 1 in Mexico, 1 in Chile, and 1 in Spain. VRG also offers a mileage plan (Smiles).

2. Basis of Preparation and Presentation of the Financial Statements

The Company has entered into an Agreement for Adoption of Level 2 Differentiated Corporate Governance Practices with the São Paulo Stock Exchange – BOVESPA, integrating indices of Shares with Differentiated Corporate Governance – IGC and Shares with Differentiated Tag Along – ITAG, created to differ companies committed to adopting differentiated corporate governance practices. The Company’s financial statements provide for the additional requirements of the BOVESPA Novo Mercado (New Market).

The financial statements are presented in compliance with the pronouncement of IBRACON NPC 27 – Accounting Statements – Presentation and Disclosures, provisions contained in the Brazilian Corporation Law, the Plan of Accounts prepared by the National Agency of Civil Aviation - ANAC, the complementary rules from the Brazilian Securities and Exchange Commission – CVM, and the accounting practices applied on a consistent basis for the financial year ending December 31, 2007. The authorization for the conclusion of the preparation of these consolidated financial statements occurred in the Board of Directors Meeting of April 24, 2008.

On December 28, 2007, was promulgated the Law No. 11,638, which is prevailing since January 1, 2008 and amends, repeals and introduces new devices to the Brazilian Corporation Law. As permitted by the Brazilian Securities and Exchange Commission - CVM at this transition period, the Quarterly Information do not contemplate any changes in accounting practices under Law No. 11,638, whose effects have not yet been quantified. The Management of the Company understands that the changes introduced by Law No. 11,638 will produce relevant effect on its financial statements, especially in the lease agreements accounting, mileage program and their respective tax effects.

The Quarterly Information includes the accounts of Gol Linhas Aéreas Inteligentes S.A. and its direct subsidiaries Gol Transportes Aéreos S.A., GTI S.A., GAC Inc. and Gol Finance, and indirect subsidiaries VRG Linhas Aéreas S.A. and SKY Finance.

The consolidated financial statements as of March 31, 2008 are not comparable to the statements as of March 31, 2007, due to the acquisition of the subsidiary VRG, consolidated as from April 9, 2007. VRG commenced operations on December 14, 2006 as a company with permission to provide air transportation services and, due to its formation process and recent history, there is no information for the preparation of pro-forma financial statements for previous periods for purposes of comparison.

2. Basis of Preparation and Presentation of the Financial Statements (Continued)

Preferred shares of Gol Linhas Aéreas Inteligentes S.A. are traded as American Depositary Shares – ADS on the NYSE in the United States of America, and are subject to the rules of the US Securities and Exchange Commission – SEC. The Company prepares the consolidated financial statements according to generally accepted accounting principles in the United States of America – USGAAP. Aiming to fulfill the need for information in the markets in which it operates, the Company’s practice is to simultaneously disclose its financial statements prepared as per Brazilian Corporation Law and under USGAAP.

Accounting practices adopted in Brazil differ from accounting principles generally accepted in the United States – USGAAP applicable to the air transport segment. At March 31, 2008, the net income for the period, in accordance with accounting practices adopted in Brazil (BRGAAP), was R$ 70,555 lower (R$ 25.004 at March 31, 2007) and the shareholders’ equity presented in the Company’s financial statements as per Brazilian Corporation Law was R$ 35,332 lower (R$ 166.014 at December 31, 2007) in comparison with the financial statements prepared under USGAAP.

As of March 31, 2008, reconciliation of net income and shareholders’ equity is as follows:

	Shareholders’
	Equity	Net Income

As per Brazilian Corporation Law	2,279,961	(74,098)
Mileage program	(30,861)	(1,930)
Maintenance deposits	332,874	10,520
Aircraft leasing	12,844	4,615
Deferred income tax	(26,108)	59,056
Results of sale-leaseback transactions	(413)	410
Effects of VRG acquisition	(249,842)	-
Others	(3,162)	(2,117)

USGAAP	2,315,293	(3,543)

There are also differences in the classification of assets, liabilities and income items.

3. Short-Term Investments

	Parent Company		Consolidated

	03.31.2008	03.31.2007	03.31.2008	03.31.2007

Short-term Investments
Bank Deposit Certificates – CDB	50,977	72,024	99,200	125,720
Government securities	77,272	97,461	282,062	107,211
Fixed-income investments overseas	-	-	22,935	283,706

	128,249	169,485	404,197	516,637

The government securities integrates the portfolio of exclusive investment funds. Investment funds take part in operations comprising financial derivative instruments recorded in balance sheet or memorandum accounts, whose aiming to managing the Company’s exposure to market and foreign exchange rate risks. On March 31, 2008, there are financial applications in the amount of R$ 8,636 (R$ 8,210 at December 31, 2007), linked to guarantees represented by hedging contracts.

Financial investments in CDBs (Bank Deposit Certificates) have an average earning, net of taxes, of approximately 0.90% per month, based on the CDI (Interbank Deposit Certificate) variation, and may be redeemed at any time without loss of the recognized income.

Fixed income investments overseas refer to securities issued by international banks (“time deposits” and swaps) that jointly have interest yield of approximately 0.82% per month, government securities issued by the Austrian Government that have interest yield, net of taxes, of approximately 0.74% per month and government securities issued by the U.S. Government (T-Bills).

4. Accounts Receivable

	Consolidated

	03.31.2008	12.31.2007

Local currency:
Credit card administrators	92,645	674,380
Travel agencies	137,193	117,933
Installment sales	75,581	76,017
Cargo agencies	12,286	18,178
Other	20,698	21,810

	338,403	908,318

Foreign currency	46,004	31,112
Allowance for doubtful accounts	(30,118)	(23,297)

	354,289	916,133

4. Accounts Receivable (Continued)

Changes in the allowance for doubtful accounts is as follows:

	Consolidated

	03.31.2008	12.31.2007

Balances at beginning of year	23,297	10,366
Additions	8,105	19,865
Recoveries	(1,284)	(6,934)

Balances at end of year	30,118	23,297

The breakdown of the accounts receivable aging list is as follows:

	Consolidated

	03.31.2008	12.31.2007

To be due	310,018	899,032
Past-due for less than 30 days	43,897	20,447
Past-due from 31 to 60 days	4,196	2,694
Past-due from 61 to 90 days	4,839	3,091
Past-due from 91 to 180 days	7,154	2,964
Past-due from 181 to 360 days	7,176	3,219
Past-due for more than 360 days	7,127	7,983

	384,407	939,430

On March 31, 2008, the accounts receivables from travel agencies and its administrators, in the amount of R$ 16,937 (R$ 21,262 at December 31, 2007), are loan-linked agreements guarantees.

5. Inventories

	Consolidated

	03.31.2008	12.31.2007

Consumption materials	17,978	17,958
Parts and maintenance material	120,409	115,846
Advances to suppliers	50,273	44,492
Imports in transit	27,512	44,528
Other	5,799	4,966
(-) Provision for obsolescence	(10,781)	(12,013)

	211,190	215,777

On March 31, 2008, the pledge of parts and equipment amounting to R$ 153,056 are related to loan agreements guarantees.

6. Deferred and Recoverable Taxes and Provision for Income Tax and Social Contribution

	Parent Company		Consolidated

	03.31.2008	12.31.2007	03.31.2008	12.31.2007

Taxes Recoverable or Offsettable
PIS and Cofins	-	-	1,344	1,293
ICMS	-	-	-	2,541
Prepayment of IRPJ and CSSL	8,164	8,164	9,437	9,358
IRRF on financial investments	9,644	9,616	10,131	10,074
Government tax withheld	-	-	13,610	6,960
Value-added tax recoverable	-	-	8,145	7,250
Others	6,946	6,723	13,578	8,093

	24,754	24,503	56,245	45,569

Deferred Income Tax and Social Contribution
Tax credits on accumulated tax losses	38,322	38,501	142,205	141,281
Social contribution tax losses	13,795	13,860	51,193	52,361

	52,117	52,361	193,398	193,642

Temporary differences:
Provisions for losses on assets	-	-	127,812	132,554
Provisions for contingencies	-	-	22,258	15,422
Allowance for doubtful accounts	-	-	25,593	24,843
Provision for equipment maintenance	-	-	7,500	7,500
Others	-	-	4,954	5,022

	-	-	188,117	185,341
Tax credits arising from merger	-	-	6,324	7,783

	52,117	52,361	387,839	386,766

	76,871	76,864	444,084	432,335

Short-term	(33,849)	(36,139)	(71,302)	(65,247)

Long-term	43,022	40,725	372,782	367,088

The tax credits arising from the merger of BSSF II Holdings Ltda. with the subsidiary GOL, occurred on March 29, 2004, is being amortized on a straight-line basis over 60 months since May, 2004.

The results settled in the first quarter of 2008 do not change significantly the forecast of realization of deferred tax credits, as described in the financial statements of the year ended on December 31, 2007.

6. Deferred and Recoverable Taxes and Provision for Income Tax and Social Contribution (Continued)

The reconciliation of income and social contribution tax expenses, calculated by applying combined statutory tax rates with amounts presented in the statement of income, is set forth below:

	Income tax and social contribution

	Parent Company		Consolidated

Description	03.31.2008	03.31.2007	03.31.2008	03.31.2007

Income before income tax and social contribution	(73,853)	94,051	(16,223)	122,031
Combined tax rate	34.0%	34.0%	34.0%	34.0%
Income tax and social contribution at
combined tax rate	25,110	(31,977)	5,516	(41,491)
Adjustments for effective rate calculation:
Income tax on equity pickup	(14,622)	18,078	-	-
Benefits of deferred income tax and social
contribution of subsidiaries	(10,733)	-	(64,708)	-
Indeductible expenses of subsidiaries	-	-	-	1,220
Income tax on permanent differences	-	-	1,317	2,038
Interest on shareholders’ equity tax effect	-	11,426		11,426

Benefit (expense) of Income tax and social
contribution	(245)	(2,473)	(57,875)	(26,807)

Effective rate	-	2.6%	-	34%

Current income tax and social contribution	-	-	(58,948)	(28,630)
Deferred income tax and social contribution	(245)	(2,473)	1,073	1,823

	(245)	(2,473)	(57,875)	(26,807)

7. Investments in Subsidiaries

	Parent Company		Consolidated

	03.31.2008	12.31.2007	03.31.2008	12.31.2007

Gol Transportes Aéreos S.A.	819,591	717,799	-	-
GTI S.A.	406,078	615,657	-	-
GAC Inc.	159,621	451,371	-	-
VRG Linhas Aéreas S.A.	-	-	980,223	883,296
Other investments	-	-	1,278	1,551

	1,385,290	1,784,827	981,501	884,847

7. Investments in Subsidiaries (Continued)

On March 28, 2007, the Company, through its subsidiary GTI S.A., announced the acquisition of 100% of the shares of VRG Linhas Aéreas S.A. (VRG) for R$ 568,263, of which R$ 200,412 were paid in local currency and R$ 367,851 were paid through the issue of preferred shares by the Company. The Company assumed control of the operations of VRG on April 9, 2007. As part of the acquisition, the subsidiary GTI S.A. assumed the obligations resulting from the Public Notice in connection with the auction for the judicial sale of the Varig Production Unit (UPV) that took place on July 20, 2006 at the 1st Business Court of the Judicial District of the Capital of the State of Rio de Janeiro, resulting in the creation of VRG.

The goodwill in the acquisition amounting R$ 980,223 was determined based on the balance sheet of the acquired company reflecting all the existing assets and liabilities identified and measurable on the date of the acquisition, excluding capitalizable credits with the older shareholder amouting R$ 192.795. During the quarter ended on March 31, 2008, as a consequence of new events related to the VRG bankruptcy law recovery plan and supported by contractual provisions, VRG recognized certain obligations existing at the date, which became measurable that increased the purchase price and consequently, the goodwill in R$ 96,927. The goodwill arising on the VRG acquisition is based on expected future profitability determined by technical studies of independent specialists taking into account economic and financial assumptions and will be amortized in proportion to expected future benefits.

Based on the provisions of the VRG acquisition agreement, the Company has started an arbitrage process aiming to determine the purchase price adjustment involving accounts receivable from sellers of R$ 153,000.

7. Investments in Subsidiaries (Continued)

Changes in investments for period ended March 31, 2008 is presented below:

	Gol
	Transportes	GAC			Total
	Aéreos S.A.	Inc.	Gol Finance	GTI	Investments

Balances at December 31, 2007	717,799	451,371	-	615,657	1,784,827
Equity pickup	122,140	31,568	(911)	(209,880)	(57,084)
Unrealized hedge results	(1,101)	-	-	301	(800)
Dividends	(19,335)	-	-	-	(19,335)
Return of Capital increase	-	(337,122)	-	-	(337,122)
Exchange rate variation on
investments overseas	88	13,804	185	-	14,077
Reclassification of capital deficiency	-	-	726	-	727

Balance at March 31, 2008	819,591	159,621	-	406,078	1,385,290

Significant information about direct and indirect subsidiaries as of March 31, 2008, is summarized below:

	Total owned shares	Interest %	Paid-up Capital	Share-holders' Equity	Net income (loss) of subsidiaries
Subsidiaries

Direct
Gol Transportes Aéreos S.A.	451,072,648	100	526,489	819,591	122,140
GTI S.A.	799,999	100	-	159,621	(209,880)
Gol Finance	1	100	-	(7,627)	(911)
GAC Inc.	1	100	169,148	406,078	31,568

Indirect
VRG Linhas Aéreas S.A.	1,015,450,268	100	307,395	(665,715)	(209,462)
SKY Finance	1	100	-	(11,935)	(4,563)

Credits and transactions between the parent company and its subsidiaries are detailed in Note 14. Subsidiaries do not have shares traded on the stock market.

As part of VRG acquisition process, on April 9, 2007, the Company contributed capital in the subsidiary GTI S.A in the amount of R$ 507,000, of which R$ 107,000 in local currency and R$ 400,000 in shares issued by the Company and destined to capital reserve.

8. Property, Plant and Equipment

	Consolidated

	03.31.2008				31.12.2007

	Annual
	depreciation		Accumulated
	rate	Cost	depreciation	Net value	Net value

Flight equipment
Spare parts kits	20%	467,365	(177,822)	289,543	265,813
Spare engines	20%	124,997	-	124,997	98,703
Aircraft reconfiguration	5%	84,745	(40,658)	44,087	42,081
Aircraft and safety equipment	20%	1,259	(389)	870	872
Tools	10%	9,454	(1,379)	8,075	7,894

		687,820	(220,248)	467,572	415,363
Property, plant and equipment in
service
Software licenses	20%	36,531	(18,783)	17,748	31,185
Vehicles	20%	6,247	(2,571)	3,676	3,946
Machinery and equipment	10%	15,445	(2,811)	12,634	12,463
Furniture and fixtures	10%	12,553	(2,934)	9,619	9,402
Computers and peripherals	20%	21,168	(8,847)	12,321	12,478
Communication equipment	10%	1,878	(547)	1,331	1,212
Facilities	10%	4,009	(871)	3,138	3,077
Maintenance Center (Confins)	7,65%	36,893	(3,925)	32,968	33,622
Leasehold improvements	20%	5,930	(3,236)	2,694	1,864
Construction in progress	-	40,832	-	40,832	31,273

		181,486	(44,525)	136,961	140,522

		869,306	(264,773)	604,533	555,885

Advances for aircraft acquisition	-	862,631	-	862,631	695,538

		1,731,937	(264,773)	1,467,164	1,251,423

Advances for aircraft acquisition, net of returns, refer to prepayments made based on the agreements entered into with Boeing Company for the purchase of 62 Boeing 737-800 Next Generation (63 aircraft in December 31, 2007), amounting to R$ 862.631 and other payments related to future aircraft acquisitions including capitalized interest of R$26.458 (R$ 18,721 in December 31, 2007).

On March 31, 2008, the advances for aircraft acquisition amounting US$ 310 million corresponding to R$ 542,221, based on the exchange rate at the date of the end of the period, are linked to loan agreement guarantee.

9. Loans and Financing

	Average effective interest
	rate per annum		Consolidated

Current:	03.31.2008	12.31.2007	03.31.2008	12.31.2007

Local Currency
Working capital	10.25%	10.77%	31,833	496,788
BNDES Loan	9.15%	9.15%	14,973	14,962
BDMG Loan	10.27%	9.45%	539	72
Interest			1,397	3,731

			48,742	515,553
Foreign Currency
PDP loan for acquisition of aircraft	4.42%	6.73%	272,495	169,173
Bank Loans	2.60%	5.21%	103,488	106,278
IFC Loan	5.96%	7.26%	11,960	17,800
Interest			22,292	15,328

			410,235	308,579

			458,977	824,132

Long term:
Local Currency
BDMG Loan	10.27%	9.45%	13,936	14,243
BNDES Loan	9.15%	9.15%	47,268	50,813

			61,204	65,056

Foreign Currency
PDP loan for acquisition of aircraft	4.42%	6.73%	182,691	174,439
Bank Loans	5.96%	7.26%	68,273	73,804

Senior notes	7.50%	7.50%	388,081	398,543
Perpetual notes	8.75%	8.75%	344,960	354,260

			733,041	1,001,046

			1,045,209	1,066,102

			1,504,186	1,890,234

Long-term loan and financings maturities, considering the 12-month period from April 1 to March 31 of each year are as follows:

					After
	2009	2010	2011	2012	2012	Total

Local currency:
BDMG Loan	2,403	2,883	2,883	2,884	2,884	13,937
BNDES Loan	10,635	14,181	14,181	8,272	-	47,269

Foreign currency:
PDP Loan for the acquisition of
aircraft	182,691	-	-	-	-	182,691
IFC Loan	10,779	14,373	14,373	14,373	14,373	68,271
Senior notes	-	-	-	-	388,081	388,081

	206,508	31,437	31,437	25,529	405,338	700,249

Perpetual notes	-	-	-	-	344,960	344,960

Total						1,045,209

9. Loans and Financing (Continued)

The fair value of senior and perpetual notes at March 31, 2008, reflecting the frequent market price fluctuations of such instrument, based on the exchange rate prevailing at the date of the fiscal year closing, are as follows:

	Consolidated

	Accounting	Market
	value	Value

Senior Notes	388,081	341,688
Perpetual Notes	344,960	329,577

At March 31, 2008, the Company was not in compliance with two financial covenants established in its loan contracts with the IFC and the BNDES totaling R$142,474. The Company obtained from lenders the specific consent to maintain debt liquidity ratios higher than those established in each of the agreements that permit the maintenance of R$ 115,540 as long-term.

10. Air traffic Liability

At March 31, 2008, the balance of air traffic liability of R$ 292.441 (R$ 472.860 at December 31, 2007) is represented by 1.954.264 (2.211.591 at December 31, 2007) of tickets sold and not yet used with 48 days of average term of use.

11. Mileage Program

The issue of awards consists in used miles for exchange into tickets or for class change on the VRG flights according to the program statute. The miles earned by participants are valid for three years, starting from the month of the redemption, while the tickets issued using miles are valid for one year.

At March 31, 2008, the Smiles mileage program carried 3,332,427 one-way tickets earned but not redeemed by its participants.

The changes in obligations balance of the mileage program, considering the accumulated miles number, are demonstrated as follows:

Balances at December 31, 2007	50,080

Accumulated and granted miles	20,075
Reedemed and used or expired miles	(22,545)

Balances at March 31, 2008	47,610

12. Provision for Contingencies

At March 31, 2008, the Company and its subsidiaries are parties in judicial lawsuits and administrative proceedings, being 981 administrative proceedings, 7,249 civil proceedings and 2,149 labor claims.

The provisions recorded for civil and labor contingencies and its respective judicial deposits are demonstrated as follow:

	Consolidated

	03.31.2008

	Provision	(-) Judicial deposits

Labor	48,569	(11,695)
Civil	12,951	-

	61,520	(11,695)

The changes in provision for contingencies are as follows:

	Contingencies

	Labor	Civil	Total

Balances at December 31, 2007	22,133	9,942	32,075
Recording of Provisions	26,436	3,009	29,445

Balances at March 31, 2008	48,569	12,951	61,520

The provisions are recorded for possible losses and are reviewed based on the development of lawsuits and the background of losses on labor and civil claims, based on the best current estimate.

As a result of new labor lawsuits merged in international jurisdictions, the subsidiary VRG recognized, in this quarter, labor obligations amounting R$ 26,436.

12. Provision for Contingencies (Continued)

The Company is challenging in court the VAT (ICMS) levy on aircraft and engine imports under operating lease without purchase option in transactions carried out with lessors headquartered in foreign countries. The Company’s Management understands that these transactions represent simple lease in view of the contractual obligation to return the asset subject matter of the contract, which will never be considered as Company’s asset. Given that there is no circulation of goods, relevant tax triggering event is not characterized. The estimated aggregate value of lawsuits filed is R$ 188.649 at March 31, 2008 (R$ 173.887 at December 31, 2007) monetarily adjusted and not including charges on arrears. Management, based on the assessment of the cases by its legal advisors and supported by case laws favorable to taxpayers from the High Court (STJ) and the Supreme Federal Court (STF) handed down in the second quarter of 2007, understands that it is unlikely for the Company to have losses on these lawsuits. The accounting practices adopted in the preparation of its financial statements, in line with international standards, do not require setting up of a provision for losses in these circumstances. Although the results of those proceedings cannot be estimated, the final judgment of those actions will not have a relevant side effect on the Company’s financial position, operating income and cash flow, according to Management’s opinion supported by its outside legal advisors.

13. Transactions With Related Parties

GOL maintains agreements with related companies for passenger and luggage transportation between airports and for the transportation of employees, executed under normal market conditions.

GOL is the tenant of the property located at Rua Tamoios, 246, in the city of São Paulo, State of São Paulo, owned by a related company whose lease agreement expires on March 31, 2008 and has an annual price restatement clause based on the General Market Price Index (IGP-M) variation.

The balances payable to related companies, in the amount of R$ 512 (R$482 in December 31, 2007) are included in the suppliers’ balances together with third-party operations. The amount of expenses which affected income in March 31, 2008 is R$ 1,511 (R$ 13,347 in March 31, 2007).

The Company has entered into intercompany loan agreements with its subsidiaries. At March 31, 2008 balances receivable from subsidiaries GAC Inc. in the amount of R$ 47,979, R$ 170,187 from VRG Linhas Aéreas S.A., R$ 94,432 from Gol Transportes Aéreos S.A. and R$ 580 from GTI S.A. related to intercompany loans without any established charges, endorsements or guarantees, are classified as non-current asset.

14. Shareholders’ Equity

a) Capital stock

At March 31, 2008, the capital stock is represented by 202,300,591 shares, of which 107,590,792 common shares and 94,709,799 preferred shares. Equity interest at the Company is as follows:

	03.31.2008			12.31.2007

	Common	Preferred	Total	Common	Preferred	Total

ASAS Fund	100.00%	39.79%	71.81%	100.00%	37.84%	70.90%
Others	-	2.28%	1.07%	-	2.74%	1.28%
Treasury stocks	-	0.79%	0.37%	-	-	-
Market	-	57.14%	26.75%	-	59.42%	27.82%

	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

The authorized capital at March 31, 2008 is R$ 2,000,000. Within the authorized limit, the Company may, by means of the Board of Directors’ resolution, increase capital, regardless of any amendment to the Bylaws, through issue of shares, without keeping any proportion between the different classes of shares. The Board of Directors shall determine the conditions for the issue, including the payment price and period. At the discretion of the Board of Directors, the preemptive right may be excluded, or the period for its exercise be reduced, in the issue of preferred shares, when these are placed through sale on a stock exchange or by public subscription, or also through the exchange for shares, in a control acquisition public offering, as provided by the law. Issue of founders’ shares is prohibited under the terms of the Company’s Bylaws.

Preferred shares have no voting rights, except concerning the occurrence of specific facts allowed by the Brazilian legislation. These shares have priority in the reimbursement of capital, without premium and right to be included in the public offering arising from the sale of control, at the same price paid per share of the controlling block, being assured of dividends at least equal to those attributed to common shares.

The quote of the shares of Gol Linhas Aéreas Inteligentes S.A., at Mach 31, 2008, on the São Paulo Stock Exchange – BOVESPA, corresponded to R$ 26.09 and US$ 14.89 on the New York Stock Exchange – NYSE. The net asset value per share at March 31, 2008 was R$ 11.27 (R$ 11.92 at December 31, 2007).

14. Shareholders’ Equity (Continued)

b) Dividends and interest on shareholders’ equity

In accordance with the Company’s articles of incorporation, shareholders are entitled to minimum mandatory dividends of 25% of the net income for the period adjusted under the terms of article 202 of the Corporation Law.

Based on the expected generation of future income in the 2008 year, the Board of Directors approved in the meeting held on January 28, 2008, the Dividend Policy for 2008 whereby, without prejudice to the Company’s’ articles of incorporation, the quarterly interim distribution of dividends in the fixed amount of R$ 0.18 (eighteen cents of reais), per quarter, per common and preferred share of the Company, according to Law No. 9249 of December 26, 1995, was made.

c) Treasury shares

The Board of Directors at the meeting held on January 28, 2008, approved a preferred shares repurchase program aiming to enable the Company to achieve important opportunities of value enhancement for holding in treasury and subsequent disposal or cancellation, without capital reduction. The total quantity to be acquired is up to a total of 5.000.000 shares (5 million) representing to 5.3% of the Company’s preferred shares, in accordance with the disposals of Brazilian Securities and Exchange Commission (CVM) Instructions No. 10/80. The maximum term for the performance of the transaction is of 365 days counted from January 28, 2008. During the first quarter of 2008, the Company acquired 749,500 preferred shares at the average acquisition cost of R$ 27.84, recorded in the equity, as Treasury shares, totaled R$ 20,864 with a market value, on March 31, 2008, of R$ 19,554.

15. Segment Revenue Information

The Company operates domestic and international flights. The geographic information for gross revenues, presented below, was calculated based on the passenger and cargo revenues based at the place of origin of their transportation.

	Consolidated

	03.31.2008%		03.31.2007%

Domestic	1,476,550	88.5	987,041	91.3
International	192,198	11.5	93,475	8.7

	1,668,748	100.0	1,080,516	100.0

16. Costs of Services Rendered, Sales and Administrative Expenses

	Consolidated

	03.31.2008					03.31.2007

	Costs of
	services	Sales	Administrative
	rendered	Expenses	Expenses	Total	%	Total	%

Salaries, wages and benefits	210,065	-	30,617	240,682	14.6	131,652	13.8
Aircraft fuel	664,132	-	-	664,132	40.3	361,298	37.9
Aircraft leasing	186,880	-	-	186,880	11.4	109,834	11.5
Sales and marketing	-	140,207	-	140,207	8.5	76,555	8.0
Aircraft and traffic servicing	74,510	-	42,935	117,445	7.1	57,888	6.1
Landing fees	86,300	-	-	86,300	5.2	54,972	5.8
Maintenance materials and
repair	60,588	-	-	60,588	3.7	46,248	4.8
Depreciation and amortization	32,103	-	-	32,103	2.0	19,593	2.1
Other operating expenses	102,008	-	15,894	117,902	7.2	95,842	10.0

	1,416,586	140,207	89,446	1,646,239	100.0	953,882	100.0

In March 31, 2008, aircraft fuel expenses include R$ 3,192 of gains arising from results on the transactions with derivative financial instruments represented by fuel hedge contract results expired and measured as effective to hedge the expenses against fuel price fluctuations.

17. Net Financial Income

	Parent Company		Consolidated

	03.31.2008	03.31.2007	03.31.2008	03.31.2007

Financial Expenses:
Interest on loans	-	-	(54,084)	(27,024)
Foreign exchange variations on liabilities	(66,212)	(17,732)	(96,859)	(6,078)
Losses on financial instruments		-	(1,588)	(23,957)
CPMF tax	-	(277)	(673)	(2,671)
Monetary variations on liabilities	-	-	(749)	(684)
Other	(1,781)	(136)	(11,545)	(9,038)

	(67,993)	(18,145)	(165,498)	(69,542)

Financial income:
Interest and gains on financial investments	2,623	-	12,526	30,791
Foreign exchange variations on assets	33,108	10,247	136,650	7,329
Gains on financial instruments	6,137	17,497	16,790	57,815
Capitalized interest	-		9,318	4,617
Interest on shareholders’ equity	11,216	11,386	-	-
Monetary variations on assets	-	24	706	1,588
Other	303	5	10,515	1,820

	53,387	39,159	186,505	103,960

Net financial income	(14,606)	(21,014)	21,067	34,418

18. Commitments

The Company and its subsidiaries lease operating aircraft and engines and rent airport terminals, other airport facilities, offices and other equipment. At March 31, 2008, the Company and its subsidiaries maintained operational lease agreements of 114 aircraft, being 79 from GOL and 35 from VRG (78 aircraft from GOL and 31 from VRG in 2007), with expiration dates from 2008 to 2020.

The Company has a purchase contract with Boeing for the acquisition of Boeing 737-800 Next Generation aircraft. At March 31, 2008, there were 100 firm orders and 40 purchase options. The firm orders have an approximate value of R$7,538,227 (corresponding to approximately US$ 4.3 billions) based on the aircraft list price, including estimated amounts for contractual price escalations during the phase of the aircraft construction. The Company has been making initial payments arising from the construction phase for aircraft acquisitions using own proceeds from initial share offerings, loans and supplier financing. The commitments arising from the aircraft acquisition include the portion that will be financed by long-term financings with guarantee of the aircraft by the U.S. Exim Bank (Exim), corresponding to approximately 85% of the total cost of the aircraft.

The future commitments based on the operating lease contracts are denominated in U.S. Dollars. The Company has letters of credit in the amount of R$ 64,871 (US$37,088 million) for aircraft leasing contracts guarantee and R$173,682 (US$99,298 million) for obligations related to maintenance of leased assets.

The following table provides the current and long-term debt obligations, due to operating lease commitments and aircraft purchase commitments as of March 31, 2008:

						After
	2008	2009	2010	2011	2012	2012	Total

Operating lease
commitments	458,904	557,417	479,196	457,701	413,131	1,077,672	3,444,021
Pre-delivery
deposits	145,128	161,479	141,191	65,472	1,529	-	514,799
Aircraft purchase
commitments	1,272,799	1,689,492	1,882,005	1,493,646	1,200,285	-	7,538,227

Total	1,876,831	2,408,388	2,502,392	2,016,819	1,614,945	1,077,672	11,497,047

19. Employees

The Company keeps a profit sharing plan and stock option plans for its employees. The employee profit sharing plan is linked to the economic and financial results measured with basis on the Company’s performance indicators that assume the achievement of the Company, its business units and individual performance goals. At March 31, 2008, considering the non-achievement of the goals established by the Company, no provision was formed.

At December 20, 2007, the Board of Directors, within the scope of its functions and in conformity with the Company’s Stock Option Plan for 2008, approved the granting of 190,296 options for the purchase of the Company’s preferred shares at the price of R$ 45.46 per share to be exercised in 2008.

The stock option transactions are summarized below:

	Stock	Weighted average
	options	price exercised

Outstanding at December 31, 2007	276,909	50.79
Granted	190,296	45.46
Exercised	(336)	33.06
Forfeited	(34,716)	51.81

Outstanding at March 31, 2008	432,153	48.38

Quantity of options to be exercised at December 31, 2007	91,350	44.92
Quantity of options to be exercised at March 31, 2008	91,013	44.97

The weighted average fair value of the outstanding stock options is R$ 24.53 at March 31, 2008 (R$ 25.59 at December 31, 2007) and was estimated based on the Black-Scholes stock option pricing model, assuming a 2.30 % dividend payment, an estimated volatility of 53.81%, a weighted average risk free rate of 11.25 % and average maturity of 3.70 years.

If the Company had recorded in its results the compensation expenses by means of stock options, based on the fair value on the date of the options granting, the income of period would have been R$ 602 lower (R$ 417 in March 31, 2007).

19. Employees (Continued)

The exercise price range and the remaining weighted average maturity of the outstanding options, as well as the exercise price range for the options to be exercised at March 31, 2008 are summarized below:

Outstanding Options				Options to be exercised

	Quantity of	Remaining		Quantity of
	outstanding	weighted	Weighted	options to be	Weighted
Exercise price	options at	average	average	exercised	average
range	03.31.2008	maturity	exercise price	at 03.31.2008	exercise price

33.06	63,954	1.75	33.06	36,691	33.06
47.30	84,839	2.75	47.30	33,240	47.30
65.85	93,064	3.75	65.85	18,613	65.85
45.46	190,296	4.75	45.46	-	45.46

33.06 – 65.85	432,153	3.70	48.38	91,013	44.97

20. Derivative Financial Instruments

The Company is exposed to several market risks arising from its operations. Such risks involve mainly the effects of changes in fuel price and foreign exchange rate risk, since its revenues are generated in Reais and the Company has significant commitments in U.S. dollars, credit risks and interest rate risks. The Company uses derivative financial instruments to minimize those risks. The Company maintains a formal risk management policy under the management of its executive officers, its Risk Policy Committee and its Board of Directors.

The management of these risks is performed through control policies, establishing limits, as well as other monitoring techniques, mainly mathematical models adopted for the continuous monitoring of exposures. The exclusive investment funds in which the Company and its subsidiary GOL are shareholders are used as means for the risk coverage contracting according to the Company’s risk management policies.

20. Derivative Financial Instruments (Continued)

a) Fuel price risk

Airlines are exposed to aircraft fuel price change effects. Aircraft fuel consumption in the first quarter of 2008 and 2007 represented approximately 40.3% and 37.9% of the Company’s operating, selling and administrative expenses, respectively. To manage these risks, the Company periodically uses futures contracts, swaps and oil and oil-products options to manage those risks. The subject matter of fuel hedge is fuel operating expenses. As the aircraft fuel is not traded on a commodities exchange, the liquidity and alternatives for contracting hedge operations of that item are limited. However, the Company has found effective commodities to hedge aircraft fuel costs, mainly crude oil. Historically, oil prices have been highly related to aircraft fuel prices, which make oil derivatives effective in hedging oil price fluctuations, in order to provide short-term protection against sudden fuel price increases. The futures contracts are listed on NYMEX, swaps are contracted with prime international banks and the options can be either those listed on NYMEX or those traded with prime international banks.

The Company’s derivatives contracts, at December 31, 2008 and 2007, are summarized as follows (in thousands, except when indicated):

	2007	2006

Fair value of derivative financial instruments at year end	R$ 16,600	R$ 23,302
Average term (months)	2	2
Hedged volume (barrels)	1,456,000	1,388,000

Period ended March 31	2008	2007

Gains with hedge effectiveness recognized as aircraft fuel expenses	R$ 13,785	-
Gains on hedge ineffectiveness recognized as financial expenses	1,203	R$ 5,325
Current percentage of hedged consumption (during the period)	60%	87%

The Company utilizes derivative financial instruments for short and long-term time frames and holds positions for future months. At March 31, 2008 the Company has a combination of purchased call options, collar structures, and swap agreements in place to hedge approximately 39% of its aircraft fuel requirements for the second quarter of 2008, at average oil equivalent price of approximately US$ 93.18 per barrel.

20. Derivative Financial Instruments (Continued)

a) Fuel price risk (Continued)

The Company classifies fuel hedge as “cash flow hedge”, and recognizes the changes in fair market value of effective hedges accounted for in shareholders’ equity until the hedged fuel is consumed. The fuel hedge effectiveness is estimated based on correlation statistical methods or by the proportion of fuel purchase expense variations that are offset by the fair market value variation of derivatives. Effective hedge results are recorded as decrease or increase in the cost of acquisition of fuel, and the hedge results that are not effective are recognized as financial income/expenses. Ineffective hedges arise when the change in the value of derivatives is not between 80% and 125% of the hedged fuel value variation. When the aircraft fuel is consumed and the related derivative financial instrument is settled, the unrealized gains or losses recorded in shareholders’ equity are recognized in the statement of income adjusting aircraft fuel expenses. The Company is exposed to the risk that periodic changes in the fair value of derivative instruments contracted will not be effective to offset fuel price variations, or that unrealized gains or losses of derivative instruments contracted will no longer qualify to remain under shareholders’ equity. As derivative financial instruments become ineffective, the agreements are recognized in the statement of income for the period.

Ineffectiveness is inherent in hedging fuel with derivative instruments based on other oil related commodities, especially given the recent volatility in the prices of refined oil products. When the Company determines that specific hedges will not regain effectiveness in the time period remaining until settlement, any changes in fair value of the derivative instruments are recognized in the statement of income for the period in which the change occurs.

20. Derivative Financial Instruments (Continued)

a) Fuel price risk (Continued)

At March 31, 2008, the Company recognized R$ 13,785 (US$ 7,881) of gains in fuel expenses, net, related to the effectiveness of terminated hedge contracts and R$ 10,159 (US$ 5,808) of net gains in financial expenses, related to the ineffectiveness of its hedges and losses in accounting of certain hedge instruments. At December 31, 2007 there was an unrealized fuel hedge gain of R$ 4,410 (R$6,020 in March 31, 2007) referring to the effective portion of the contracted hedges for future periods recorded in shareholders’ equity.

The fair market value of swaps is estimated by discounted cash flow methods, and the fair value of the options is estimated by the Black-Scholes model adapted to commodities options.

Market risk factor: fuel price
Exchange market
Purchased futures contracts
2Q08

Nominal volume in barrels (thousands)	1,456
Nominal volume in liters (thousands)	231,475

Future agreed rate per barrel (USD)*	93.18

Total in Reais **	237,301

* Weighted average between the strikes of the collars and callspreads.
** The exchange rate at 03/31/2008 was R$ 1,7491 / US$ 1.00

b) Exchange rate risk

At March 31, 2008 the main assets and liabilities denominated in foreign currency recorded in the balance sheet are related to aircraft leasing and funding instruments to finance acquisition operations.

20. Derivative Financial Instruments (Continued)

b) Exchange rate risk (Continued)

The Company’s foreign exchange exposure at March 31, 2008 and 2007 is set forth below:

	Consolidated

	03.31.2008	12.31.2007

Assets
Cash, cash equivalents and financial investments	500,222	1,170,526
Accounts receivable from lease companies	123,579	149,729
Deposits for aircraft leasing contracts	14,825	14,218
IATA deposits (Compensation chamber)	12,936	22,006
Prepaid leasing expenses	30,289	31,928
Other	39,045	55,032

	720,896	1,443,439
Liabilities
Foreign suppliers	44,889	42,334
Operating leases payable	7,839	17,169
Insurance premium payable	19,395	44,150

	72,123	103,653

Foreign exchange exposure in R$	648,773	1,339,786
Total foreign exchange exposure in US$	370,918	756,386

Obligations not recorded in the balance sheet
Future obligations in US$ arising from operating
lease agreements	3,444,021	3,263,994
Future obligations in US$ arising from firm orders
for aircraft purchase	8,053,026	8,155,237

	11,497,047	11,419,231
Total foreign exchange exposure in R$	12,145,820	12,759,017

Total foreign exchange exposure in US$	6,944,040	7,203,194

The foreign exchange exposure concerning amounts payable resulting from operating leases, insurances, maintenance, and the exposure to fuel price variations caused by the foreign exchange rate are managed by hedge strategies with U.S. Dollar futures contracts and U.S. Dollar options listed on BM&F (Brazilian Mercantile and Futures Exchange). The expense accounts that are the subject matter of foreign exchange rate hedge are: fuel expenses, lease, maintenance, insurance and international IT services.

20. Derivative Financial Instruments (Continued)

b) Exchange rate risk (Continued)

Company’s Management believes that the derivatives it uses are extremely correlated to the U.S. Dollar/Real foreign exchange rate variation, thus providing short-term hedge against foreign exchange rate changes. The Company classifies hedge for exposure to U.S. Dollar variations as “cash flow hedge” and recognizes the fair market value variations of highly effective hedges in the same period in which the estimated expenses which are the subject matter of the hedge occur. The market value changes of the highly effective hedges are recorded in Financial Income or Expenses until the period the hedged item is recognized in the statement of income, when they are recognized as decrease or increase in incurred expenses. The market value changes of hedges that are not highly effective are recognized as financial income or expense. The U.S. Dollar hedge effectiveness is estimated by statistical correlation methods or by the proportion of expenses variation that are offset by the fair market value variation of the derivatives.

The fair market value of swaps is estimated by discounted cash flow method; the fair value of options is estimated by the Black-Scholes method adapted to the currency options; and the futures fair value refers to the last owed or receivable adjustment already accounted for and not settled yet.

The Company uses short-term derivative financial instruments. The following table summarizes the position of the foreign exchange derivative contracts (in thousands, except otherwise indicated):

	03.31.2008	12.31.2007

Fair value of financial derivative instruments at year end	R$ 4,578	R$ 1,049
Longest remaining term (months)	9	3
Hedged volume	223,750	202,250

Period ended March 31	2008	2007

Hedge effectiveness losses recognized in operating expenses	R$ (2,636)	-
Hedge ineffectiveness losses recognized in financial expenses	(1,954)	R$ (6,596)
Percentage of expenses hedged during the year	52%	50%

20. Derivative Financial Instruments (Continued)

b) Exchange rate risk (Continued)

At March 31, 2008, the unrealized losses of exchange rate hedge transactions measured as effective and recorded in shareholders’ equity totaled R$ 138 (R$2,040 of gains at March 31, 2007).

Market risk factor: Exchange rate
Exchange market
Purchased futures contracts

	2Q08	3Q08	4Q08	Total

Nominal value in dollars	204,000	121,750	126,750	452,500
Futures contracted rate	1.94	2.10	2.10	2.03

Total in Reais	395,760	255,675	266,175	918,575

c) Credit risk of financial derivative instruments

The derivative financial instruments used by the Company are conducted with top quality credit counterparts, AA+ or better rated international banks, according to Moody’s and Fitch agencies or international futures exchange or the Brazilian Mercantile and Futures Exchange (BM&F). The Company management believes that the risk of not receiving the owed amounts by its counterparties in the derivative operations is not material.

d) Interest rate risk

The Company’s results are affected by fluctuations in international interest rates due to the impact of such changes on expenses of operating lease agreements. At March 31, 2008, the Company contracted derivatives through swap-lock contracts to protect itself from interest rate oscillations of its aircraft leasing contracts. The market value changes are recognized in the period as financial income (expense). These financial instruments were not considered hedge.

20. Derivative Financial Instruments (Continued)

d) Interest rate risk (Continued)

The Company’s results are also affected by changes in the interest rates prevailing in Brazil, incident on financial investments, short-term investments, local currency liabilities, and assets and liabilities indexed to US dollars. Such variations affect the market value of derivative financial instruments contracted in Brazil, market value of prefixed securities denominated in reais and the remuneration of cash and financial investments balance. The Company uses Interbank Deposit futures contracts of the Brazilian Mercantile and Futures Exchange (BM&F) to protect itself against domestic interest rate impacts on the prefixed portion of its investments. At March 31, 2008, the nominal value of Interbank Deposit futures contracts with the Brazilian Mercantile and Futures Exchange (BM&F) totaled R$ 78,700 (R$5,900 at March 31, 2007) with periods of up to 21 months, with a fair market value of R$12 (R$ 1,313 at March 31, 2007), corresponding to the last owed or receivable adjustment, already determined and not yet settled. The total variations in market value, payments and receivables related to the DI futures are recognized as increase or decrease in financial income in the same period they occur.

e) Derivatives contracts used in cash management

The Company utilizes derivative financial instruments for cash management purposes. The Company enters into option contracts known as boxes with first tier banks and registered with the CETIP (Clearing House for Private Sector Securities) with the objective of investing cash at fixed rates. At March 31, 2008, the total amount invested in boxes was R$ 56,533 with average term of 304 days. The Company utilizes swap contracts with first-tier banks to change the remuneration of part of its short-term investments to the Brazilian overnight deposit rate, the CDI. Investments in box combinations are swapped from fixed rates to a percentage of the CDI and investments in U.S. Dollar denominated securities are swapped from U.S. Dollar based remuneration to Reais plus a percentage of CDI rate. At March 31, 2008, the notional amount of fixed-rate swaps to CDI was R$ 55,900 with a market value of R$ 419 and had no foreign exchange swap transactions. The changes in fair value of these swaps are reflected in the statement of income in the period in which the change occurs.

21. Insurance Coverage

Management holds an insurance coverage in amounts that it deems necessary to cover possible accidents, due to the nature of its assets and the risks inherent to its activity, observing the limits established in lease agreements. At March 31, 2008 the insurance coverage, by nature, considering GOL’s and VRG’s aircraft fleet and in relation to the maximum indemnifiable amounts, is the following:

Aeronautic Type	R$ (000)	US$ (000)

Warranty – Hull	6,450,153	3,687,698
Civil Liability per occurrence/aircraft	3,060,925	1,750,000
Warranty – Hull/War	6,450,153	3,687,698
Inventories	437,275	250,000

By means of Law No. 10744, dated October 09, 2003, the Brazilian government undertook to supplement possible civil liability expenses before third parties caused by acts of war or terrorist attacks, occurred in Brazil or abroad, for which GOL and VRG may be demanded, for the amounts that exceed the insurance policy limit effective on September 10, 2001, limited to the equivalent in reais to one billion U.S. dollars.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2008

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.